Exhibit 1.01

Conflict Minerals Report

For the Calendar Year Ended December 31, 2021

Overview:

Canopy Growth Corporation (together with its consolidated subsidiaries, “Canopy,” “we”, “us” or “our”) is a leading cannabis company which produces, distributes and sells a diverse range of cannabis and hemp-based products for both recreational and medical purposes under a portfolio of distinct brands in Canada pursuant to the Cannabis Act, SC 2018, c 16, and globally pursuant to applicable international and Canadian legislation, regulations and permits. Our core operations are in Canada, the United States, and Germany. We prepared this report for the calendar year reporting period of January 1, 2021 to December 31, 2021 (the “Reporting Period”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The Rule requires companies to publicly disclose certain information relating to their use of “Conflict Minerals” that originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries” and each a “Covered Country”) that may be contributing to human rights abuses if those minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by those companies. The Rule requires companies to report whether Conflict Minerals that originated in a Covered Country exist in their supply chains. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in a Covered Country. For products that contain Conflict Minerals, a registrant must conduct a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of Conflict Minerals originated in any of the Covered Countries.

In accordance with the requirement of the Rule, Canopy conducted an analysis of Canopy’s products that are likely to contain Conflict Minerals necessary for their functionality or production. As a result of this analysis, Canopy reasonably determined that its subsidiaries Storz & Bickel GmbH (“Storz & Bickel”), Tweed Inc. and Canopy Growth USA LLC (together with Tweed Inc., the “Canopy North America Entities”) manufactured or contracted to manufacture products containing tin, tantalum, tungsten and gold during the Reporting Period. Canopy does not believe that any of its other operating companies sold products during the Reporting Period for which Conflict Minerals are necessary to their functionality or production. The products containing Conflict Materials that Storz & Bickel and the Canopy North America Entities manufactured or contracted to have manufactured during the Reporting Period were advanced vaporizer devices (collectively, the “Vaporizer Products”). The Vaporizer Products manufactured or contracted to be manufactured by Storz & Bickel included components containing Conflict Minerals from three of its direct suppliers. The Vaporizer Products manufactured or contracted to be manufactured by the Canopy North America Entities included components containing Conflict Minerals from three direct suppliers.

Canopy’s Reasonable Country of Origin Inquiry

Based on its findings, Canopy’s cross-functional Conflict Minerals Team (as defined below) performed an RCOI to determine if any Conflict Minerals necessary to the functionality or production of the Vaporizer Products may have originated in a Covered Country. None of Canopy, Storz & Bickel and the Canopy North America Entities have a direct relationship with any Conflict Minerals smelters or refiners. Canopy relied on Storz & Bickel’s and the Canopy North America Entities’ direct component suppliers to coordinate with their respective lower-tier (upstream) suppliers to obtain accurate information about the origins of Conflict Minerals in the components provided to Storz & Bickel and the Canopy North America Entities. Therefore, a critical part of the RCOI involved engaging with Storz & Bickel’s and the Canopy North America Entities’ direct component suppliers. The Conflict Minerals Team provided Storz & Bickel’s and the Canopy North America Entities’ direct suppliers with information describing the requirements of the Rule and Canopy’s reporting obligations.

The component supplier for Storz & Bickel’s Vaporizer Products provided Canopy with information from its suppliers of Conflict Minerals. The first supplier of Conflict Minerals (“Supplier A”) to Storz & Bickel’s direct supplier supplies tin, tantalum, tungsten and gold. Supplier A provided a completed Conflict Minerals Reporting Template developed RMI (as defined below) (a “CMRT”) that indicated that its suppliers source tin, tantalum, tungsten and gold from Covered Countries, but that the smelters and refiners used by its suppliers are all on the list of smelters and refiners conformant to RMI’s Responsible Minerals Assurance Process (“RMAP Conformant”). The Conflicts Minerals Team was able to confirm that the smelters identified in Supplier A’s CRMT were all listed on the Responsible Minerals Initiative’s (“RMI”) list of RMAP Conformant smelters and refiners. However, Supplier A’s CRMT indicated that it had not received responses to its inquiries from all of its suppliers.

The second supplier of Conflict Minerals (“Supplier B”) to Storz & Bickel’s direct supplier supplies tin, tantalum and gold. Supplier B provided a completed CMRT that indicated that its suppliers do not source tin, tantalum or gold from any Covered Countries. However, Supplier B’s CRMT indicated that it had not identified all of the smelters supplying tin, tantalum and gold to its supply chain.

The third supplier of Conflict Minerals (“Supplier C”) to Storz & Bickel’s direct supplier only supplies tin. Supplier C provided a completed CMRT that indicated that its suppliers do not source tin from any Covered Countries. However, Supplier C’s CRMT indicated that it had not received responses to its inquiries from all of its suppliers.

The three suppliers of components containing Conflict Minerals to the Canopy North America Entities indicated that they did not have any reason to believe that the Conflict Minerals used in the components they produce for the Canopy North America Entities came from a Covered Country.

Description of Canopy’s RCOI and Due Diligence Framework:

Canopy is establishing a management system to support supply chain due diligence related to Conflict Minerals that includes an internal team from functional areas such as procurement, finance and legal (the “Conflict Minerals Team”). The Conflict Minerals Team is working to design a more formalized due diligence process based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “OECD Guidelines”). Based on OECD Guidelines, this process is expected to involve the following five steps:

Step 1. Establish Strong Company Management Systems

Step 2. Identify and Assess Risks in the Supply Chain

Step 3. Design and Implement a Strategy to Respond to Identified Risks

Step 4. Review Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Step 5. Report Annually on Supply Chain Due Diligence

Step 1. Establish Strong Company Management Systems

Conflict Minerals Procedure

Canopy is developing an internal Conflict Minerals procedure that is expected to define the process for conducting RCOI and due diligence regarding the use of Conflict Minerals and for preparing the forms and reports required by the Rule.

Conflict Minerals Team

Canopy has assembled a cross-functional Conflict Minerals Team (as defined below) to support supply chain due diligence related to Conflict Minerals. The Conflict Minerals Team is responsible for implementing and conducting Conflict Minerals due diligence on behalf of Canopy’s operating companies.

System of Controls and Transparency and Supplier Engagement

As noted above, Canopy engages with its direct suppliers of components that may contain Conflict Minerals to determine whether the products they supply to Canopy in that calendar year contain Conflict Minerals and, if so, to complete the CMRT. Based on responses to such CMRT, Canopy may request that the direct suppliers contact each of their upstream suppliers and request certifications regarding whether the components that they provided contained Conflict Minerals and, if so, the source of the Conflict Minerals in those components. If a report warrants clarification or confirmation, the Conflict Minerals Team may contact the direct supplier to clarify or confirm information and responses of both the direct supplier and upstream suppliers.

Grievance Mechanism

Canopy has internal reporting mechanisms to receive and act on concerns expressed by employees regarding possible improper or unethical business practices or violations of company policies (including Canopy’ Code of Business Conduct and Ethics), laws, or regulations. Suppliers and others may also notify Canopy of potential improper or unethical business practices or violations of company policies, laws, or regulations through reporting channels set forth in Canopy’s Whistleblower Protection Policy on Canopy’ website at https://www.canopygrowth.com/whistleblower-protection-policy/.

Step 2. Identify and Assess Risks in the Supply Chain

As described in the summary of the RCOI above, the Conflict Minerals Team engaged with Storz & Bickel’s and the Canopy North America Entities’ direct suppliers to evaluate the source of Conflict Minerals in the its Vaporizer Products. Upon receiving a supplier certification and report, members of the Conflict Minerals Team reviewed the information for completeness and accuracy, to the extent possible. The Conflict Minerals Team’s review also included checking all identified smelters and refiners against RMI’s Responsible Minerals Assurance Process database. All smelters and refiners identified in the direct supplier’s supply chain on the CMRTs provided were listed as RMAP Conformant.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

The Conflict Minerals Team is expected to oversee the design, implementation and results of our Conflict Minerals due diligence procedures. The Conflict Minerals Team is expected to monitor progress, risks and potential issues to identify opportunities to enhance and strengthen Canopy’s approach in response to identified risks. Canopy was unable to identify with specificity the countries of origin of all the Conflict Minerals that may be in its Vaporizer Products because Canopy does not have a direct relationship with the direct supplier’s smelters or refiners. The Conflict Minerals Team believes that the fact that each of the identified supplier’s smelters and refiners are listed as RMAP Conformant helps mitigate this risk.

Step 4. Review Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Canopy does not have direct relationships with Conflict Minerals smelters and refiners and, as such, does not perform direct audits of the entities that provide its supply chain with Conflict Minerals. Canopy, however, supports and relies on audits of Conflict Minerals smelters and refiners conducted by third parties through their participation in the RMI’s Responsible Minerals Assurance Process.

Step 5. Report Annually on Supply Chain Due Diligence

This report constitutes Canopy’ annual report on its Conflict Minerals due diligence and is publicly available at www.canopygrowth.com/investors/governance/conflictmineralsreport/. The information contained in, and that can be accessed through, the respective websites of Canopy and its subsidiaries is not, and shall not be deemed to be, a part of this report or the related Form SD or incorporated into any other filings Canopy makes with the Securities and Exchange Commission.